Filed by Superconductor Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Form S-4 File No.: 333-256138

Subject Company: Superconductor Technologies Inc.

On August 6, 2021, Superconductor Technologies Inc. (“STI”) released the following press release:

Superconductor Reminds Stockholders To Vote For The Proposed Merger With Clearday

●	Of the Votes Received to Date, representing over 48% of the Outstanding Shares, More than 96% Are Voting in Favor of the Merger
●	More Votes Are Needed to Reach 50% of the Outstanding Shares Required for a Quorum and for the Merger to Go Forward
●	Every Vote Is Important to Avoid Delay in Completion of the Merger
●	Electronic Voting Cutoff is at 11:59 pm Eastern Time on August 9, 2021

AUSTIN, Texas, August 6, 2021 (GLOBE NEWSWIRE) — Superconductor Technologies Inc. (STI) (OTCQB: SCON) would like to thank its stockholders for their support of the proposed merger with Clearday and remind those stockholders that have not yet voted to vote without delay “FOR” the merger and the other proposals in the Company’s proxy statement for the special meeting of its stockholders to be held on August 10, 2021.

“The overwhelming majority of Superconductor stockholders who have submitted their votes have voted in favor of the merger. However, more votes are needed to meet the required threshold for the merger to be completed,” stated Jeffrey A. Quiram, President and CEO of Superconductor.

“Superconductor has more than 8,000 stockholders. For the merger to go forward, it is necessary for as many stockholders as possible to submit their votes in favor of the proposals,” continued Mr. Quiram. “I encourage everyone who owned Superconductor shares on July 13th, the record date for this meeting, to exercise their right to vote and help make this merger with Clearday come to fruition.”

Superconductor stockholders should note that proposals 1 (the Stock Issuance Proposal), 2 (the Reverse Stock Split Proposal) and 3 (Authorized Share Increase Proposal) must all be approved for the merger to be completed. If any one of those proposals is not approved, the merger will not go forward. Failure to vote or an abstention from voting will have the same effect as a vote “AGAINST” the merger and related proposals. All stockholders are asked to vote “FOR” all proposals now. If you previously voted against any of these proposals and would now like to change your vote, you can do so by contacting Superconductor’s proxy solicitor. Stockholders may change their votes, so the votes received in favor of the proposals so far could be changed before the completion of the special meeting.

THE MERGER WILL NOT GO FORWARD UNLESS THE STOCK ISSUANCE, REVERSE STOCK SPLIT

AND AUTHORIZED SHARE INCREASE PROPOSALS ARE ALL APPROVED.

THE ELECTRONIC VOTING CUTOFF IS AT 11:59 PM EASTERN TIME ON AUGUST 9, 2021

SUPERCONDUCTOR STOCKHOLDERS - PLEASE VOTE TODAY!

How to Vote

If you are a Superconductor stockholder and you have questions or require assistance in submitting your proxy or voting your shares, please contact Superconductor’s proxy solicitor:

ADVANTAGE PROXY, INC.
Toll Free: 1-877-870-8565
Collect: 1-206-870-8565
Email: ksmith@advantageproxy.com

About Superconductor Technologies Inc. (STI)

Superconductor Technologies Inc. is a global leader in superconducting innovation. Since 1987, STI has led innovation in HTS materials, developing more than 100 patents as well as proprietary trade secrets and manufacturing expertise. For more than 20 years STI utilized its unique HTS manufacturing process for solutions to maximize capacity utilization and coverage for Tier 1 telecommunications operators. Headquartered in Austin, TX, Superconductor Technologies Inc.’s common stock is listed on the OTC QB market under the ticker symbol “SCON.” For more information about STI, please visit http://www.suptech.com.

Important Additional Information Has Been Filed with the SEC

In connection with the proposed transaction between STI and Clearday, the parties have filed relevant materials with the SEC, including a STI registration statement on Form S-4 that contains a combined proxy statement/prospectus/consent solicitation statement. INVESTORS AND STOCKHOLDERS OF STI AND CLEARDAY ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLEARDAY, THE PROPOSED MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by STI with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by STI with the SEC by written request to: Superconductor Technologies Inc. 9101 Wall Street, Suite 1300, Austin, TX 78754, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement/prospectus/consent solicitation statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The information in the websites of STI and Clearday is not incorporated into this press release and will not be incorporated into such SEC filed documents.

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No Offer or Solicitation

This communication is not intended to be and shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STI and its directors and executive officers, and Clearday, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of STI in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the proxy statement/prospectus/information statement referred to above. Additional information about STI’s directors and executive officers is included in STI’s definitive proxy statement, filed with the SEC on August 10, 2020. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of STI at the address above.

Forward-Looking Statements

Any statements in this press release that are not statements of historical fact constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements include, but are not limited to, statements regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and opportunities relating to or resulting from the merger), and statements regarding the nature, potential approval and commercial success of Clearday and its product line, the effects of having shares of capital stock traded on the OTC Market, Clearday’s and the post-merger combined company’s financial resources and cash expenditures. Forward-looking statements are usually identified by the use of words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “ideal,” “may,” “potential,” “will,” “could” and similar expressions. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors and risks. These factors, risks and uncertainties include, but are not limited to: risks relating to the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; risks related to STI’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the cash balances of the combined company following the closing of the merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the success and timing of regulatory submissions; regulatory requirements or developments; changes in capital resource requirements; and other factors discussed in the “Risk Factors” section of STI’s most recent annual report, subsequent quarterly reports and in other filings STI makes with the SEC from time to time. Risks and uncertainties related to Clearday that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: Clearday’s plans to develop and commercialize its future daily care centers and other non-residential daily care services; Clearday’s commercialization, marketing and implementation capabilities and strategy; developments and projections relating to Clearday’s competitors and its industry; the impact of government laws and regulations; and Clearday’s estimates regarding future revenue, expenses and capital requirements. In addition, the forward-looking statements included in this press release represent STI and Clearday’s views as of the date hereof. STI and Clearday anticipate that subsequent events and developments will cause their respective views to change.

However, while STI and Clearday may elect to update these forward-looking statements at some point in the future, STI and Clearday specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing STI’s or Clearday’s views as of any date subsequent to the date hereof.

Investor Contact:

Moriah Shilton, or Kirsten Chapman, LHA Investor Relations

invest@suptech.com | 1.415.433.3777

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